Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-132348
July 31, 2006
HSBC Finance Corporation

Preliminary Term Sheet
1,341,200,000 (approximate)
HSBC Home Equity Loan Trust (USA) 2006-2
Issuing Entity
Closed-End Home Equity Loan Asset-Backed Notes, Series 2006-2
HSBC Home Equity Loan Corporation I
Depositor
HSBC Finance Corporation
Sponsor and Servicer
August [ ], 2006
HSBC Securities (USA) Inc.
Lead Manager
[Co-Managers]

HSBC Home Equity Loan Trust (USA) 2006-2 Closed-End Home Equity Loan Asset-Backed Notes, Series 2006-2 1,341,200,000 (approximate)
Important Information
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049.
The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the securities described herein, supersedes any information contained in any prior similar material related to these securities. The information in this free writing prospectus is preliminary, and is subject to completion or change. This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.
The securities referred to herein are being sold when, as and if issued. The issuer is not obligated to issue such securities or any similar security and the underwriter’s obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such securities when, as and if issued by the issuer. You are advised that the terms of the securities, and the characteristics of the home equity loan pool backing them, may change (due, among other things, to the possibility that home equity loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different home equity loans may be added to the pool, and that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the home equity loans and securities having the characteristics described in these materials. If for any reason the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.
Any statistical analyses contained herein, including the composition of the assets and issuer liability structure, are for illustrative purposes only and are not intended to represent the actual structure or predict or project actual returns. The final asset pool and transaction structure will be determined at or around the time of pricing of the securities based upon market conditions and other applicable factors. Any statistical information contained herein may be based on preliminary assumptions about the home equity loans and the structure. Any such assumptions are subject to change. The information in this free writing prospectus may reflect parameters, metrics or scenarios specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any parameters, metrics or scenarios specifically required by you. Neither the issuer of the securities nor any of its affiliates (other than HSBC Securities (USA) Inc. in its capacity as underwriter) prepared, provided, approved or verified any statistical or numerical information presented in this free writing prospectus, although that information may be based in part on loan level data provided by the issuer or its affiliates.
This communication highlights selected information from the transaction documentation and does not contain a complete description of the transaction or the structural characteristics of the securities. This communication may contain general, summary discussions of tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussions is necessarily generic and may not be applicable to or complete for your specific facts and circumstances. HSBC is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, you should determine, in consultation with your own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction. The securities may not be suitable investments for you. You should not purchase the securities unless you have carefully considered and are able to bear the associated risks of investing in the securities. You must be willing to assume, among other risks, market price volatility, prepayments, yield curve and interest rate risk.

HSBC Home Equity Loan Trust (USA) 2006-2 Closed-End Home Equity Loan Asset-Backed Notes, Series 2006-2 1,341,200,000 (approximate)
Notes

			Day	Exp. WAL	Exp Prin Win	Exp. Ratings	Delay	ERISA
Class	Approximate Size(1)	Coupon	Count	(Call/Mat)(2)(3)	(Call/Mat)(2)(3)	(Mdy/S&P/F)	Days	Eligible
A	1,097,000,000	Fixed Rate	30/360	2.18/2.41	1-54/1-85	Aaa/AAA/AAA	19	Yes
M-1	100,100,000	Fixed Rate	30/360	2.18/2.41	1-54/1-85	Aa1/AA+/AA+	19	Yes
M-2	144,100,000	Fixed Rate	30/360	2.18/2.41	1-54/1-85	Aa2/AA/AA	19	Yes
Legal Final Maturity: The payment date occurring in March 2036.

Notes:

(1)	The approximate size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2)	The Notes are priced to a 20% optional clean-up call (as a percentage of the aggregate initial principal amount of the Notes). If the Optional Termination is not exercised, an auction process will begin in the third following month. Starting with the month after the first failed auction, all payments that would normally go to the ownership interest in the Issuing Entity will be used to pay down the Notes.

(3)	Based on the prepayment Pricing Speed as described below.

Credit Enhancement				Expected Timing
		Initial	Target
Ratings (Moody’s, S&P, Fitch)		Subordination	Subordination
Class A	Aaa/AAA/AAA	31.50%	35.00%	Launch Date:	August [ ], 2006
Class M-1	Aa1/AA+/AA+	25.25%	28.75%	Expected Pricing:	August [ ], 2006
Class M-2	Aa2/AA/AA	16.25%	19.75%	Expected Settlement:	August [10], 2006

Initial Overcollateralization		16.25%
Target Overcollateralization		19.75%
Overcollateralization Floor Target		1.00%
Overcollateralization Stepdown Month		37
Available Information

Collateral	There will be 12,244 closed-end, declining or fixed rate, fully amortizing home equity loans with an aggregate principal balance of approximately $1,601,528,395 as of the cut-off date. The home equity loans are secured by first or second liens on one-to-four family residential properties.

Pricing Prepayment Speed	100% PPC. In the first month, 0% CPR. Increasing by approximately 1.3158% each month to 25% CPR in month 20, and remaining at 25% CPR thereafter on a seasoning adjusted basis.

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